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CUSIP NO. 500634100                     13D                          PAGE 1 of 7
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. 1)

                           The Korea Africa Fund, Inc
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    500634100
                                 (CUSIP Number)

                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
                                ----------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 27, 2004
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               (Page 1 of 7 Pages)
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CUSIP NO. 500634100                     13D                          PAGE 2 of 7
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--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) |_|
                                                                         (B) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(D) OR 2(E)
                                                                             |_|
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
      NUMBER OF                3,455,928
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER
       OWNED BY                0
         EACH           ------ -------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON                 3,455,928
         WITH           ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,455,928
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.95%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             HC
================================================================================

                               (Page 2 of 7 Pages)

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CUSIP NO. 500634100                     13D                          PAGE 3 of 7
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--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) |_|
                                                                         (B) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)
                                                                             |_|
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
      NUMBER OF                3,428,528
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER
       OWNED BY                0
         EACH           ------ -------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON                 3,428,528
         WITH           ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,428,528
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.90%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA
============ ===================================================================

                               (Page 3 of 7 Pages)
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CUSIP NO. 500634100                     13D                          PAGE 4 of 7
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This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") should be read in conjunction with the Schedule 13D filed with the Securities and Exchange Commission on February 17, 2004 (the "Original Schedule 13D") by City of London Investment Group PLC and City of London Investment Management Company Limited relating to the shares of common stock, par value $.01 per share (the "Shares"), of The Korea Fund, Inc., a Maryland corporation (the "Fund"). This Amendment No. 4 supplements Item 4 of the Original Schedule 13D. All other information in the Original Schedule 13D remains in effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original
Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          The letter set forth as Exhibit A hereto has been delivered to the Fund's Independent Directors, notifying the Fund of certain matters that the Reporting Persons consider relevant after a phone call received on February 26, 2004 from David Hale, President of the Fund, and representatives from Deutsche Investment. This Schedule 13D filing is occasioned by the sending of such letter.































                               (Page 4 of 7 Pages)
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CUSIP NO. 500634100                     13D                          PAGE 5 of 7
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: Februart 27, 2004


                            CITY OF LONDON INVESTMENT GROUP PLC

                            /s/ Barry M. Olliff
                            -------------------------------------------
                            Name: Barry M. Olliff
                            Title: Director



                            CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED

                            /s/ Barry M. Olliff
                            -------------------------------------------
                            Name: Barry M. Olliff
                            Title: Director





                               (Page 5 of 7 Pages)
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CUSIP NO. 500634100                     13D                          PAGE 6 of 7
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                                    EXHIBIT A
                                    ---------

February 27, 2004


The Non-Interested Directors of the Korea Fund
The Korea Fund, Inc.
345 Park Avenue,
New York NY 10154,
USA


To:  The Non-Interested Directors of The Korea Fund

City of London Investment Management Co. Ltd. (CoL) filed a 13D with respect to The Korea Fund (NYSE: KF) on February 17, 2004.

Yesterday, two of my colleagues and I received a telephone call from Richard Hale and two of his colleagues at Deutsche Asset Management with regard to our 13 D filing. During the telephone call, Mr. Hale informed us that Mr. Bratt's departure in no way affected the Board's deliberations regarding the recently completed tender offer, and that retention of the Korean License both saved the Company $650,000 a year and did not influence the size of the tender offer.

As you will be aware, CoL does not deal with interested directors and officers when considering corporate governance matters.

You will recall that in our 2003 Statement on Corporate Governance and Voting Policy for Closed End Funds, which was sent to the company secretary, we refer to the independence of Boards of Directors and the conflicts of interest that have to be dealt with by Interested Directors.

Regulators in many jurisdictions (in addition to the US) are effectively requesting that non- interested directors take a keen interest in companies where shareholders have supported their appointment. We expect them to act as a counterbalance to interested directors and officers. The Korea Fund has many of these.

We take our responsibilities as a long-term shareholder seriously, just as we expect the independent directors to take their responsibilities seriously as well.

The 10% tender offer that has just been completed has been accepted by shareholders representing approximately 63% of the Fund. We are not aware on what basis the 10% figure for the tender offer was calculated; but the tender offer seems to have substantially fallen short of

"the duties of our Board of Directors [which] are related to all of the Funds Shareholders."*

It now seems that after the deduction of 10% of the shares outstanding from the 63% of the Fund that tendered shares, would still leave a majority of the Fund's shareholders prepared to exit at a 5% discount

                               (Page 6 of 7 Pages)
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CUSIP NO. 500634100                     13D                          PAGE 7 of 7
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to NAV. Further it seems that even after the next two announced tenders offers there will still be a significant percentage of shareholders expecting to exit the Fund at close to NAV.

In our 13D Filing we requested a written response from the Board by March 20th 2004 prior to our deciding the next course of action. Please note that we do not consider Mr. Hale's verbal intervention as such a response. As an alternative we would be prepared to meet the Non-Interested Directors.



I remain yours sincerely,




B.M.Olliff
Director


* Letter from Mr. Hale to Harvard 10th February 2004


LIBC/1890744.2


                               (Page 7 of 7 Pages)